303/23K

05039847

SECURIT... ...SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Santander Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 Ponce de Leon Avenue, Suite 600
(No. and Street)

San Juan (City) | Puerto Rico (State) | 00917-1825 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luis Roig | (787) 759-5330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1200 Hato Rey Tower 268 (Address) | Munoz Rivera Ave. (City) | San Juan, PR (State) | 00918-2511 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TH 3/24

OATH OR AFFIRMATION

I, Luis Roig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Santander Securities Corporation, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Aff. 849

Sworned and subscribed before me by Luis Roig of legal of age, married, executive and residente of Guaynabo, Puerto Rico; whom I personally known In San Juan, Puerto Rico March 1rst, 2005.

Luis Roig
Signature

Financial Operations Principal
Title

SWORN AND SUBSCRIBED BEFORE ME BE Luis Roig, OF LEGAL AGE, MARRIED AND RESIDENT OF GUAYNABO, PUERTO RICO AS FINANCIAL OPERATIONS PRINCIPAL OF SANTANDER SECURITIES PERSONALLY KNOWN TO ME THIS 1ST OF MARCH, 2005 IN SAN JUAN, PUERTO RICO.

Notary Public

FRANCES M. DIAZ FOSSE ABOGADA - NOTARIO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Santander Securities Corporation and Subsidiary
(A Wholly Owned Subsidiary of Santander BanCorp)

Consolidated Statement of Financial Condition as of December 31, 2004 and Independent Auditors' Report (Public Document)

Deloitte.

Deloitte & Touche LLP
1200 Westernbank World Plaza
268 Muñoz Rivera Avenue
San Juan, PR 00918-2511
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Santander Securities Corporation:

We have audited the accompanying consolidated statement of financial condition of Santander Securities Corporation and subsidiary (the "Company", a Puerto Rico corporation and a wholly owned subsidiary of Santander BanCorp) as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Santander Securities Corporation and subsidiary at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 11, 2005

Stamp No. 2018098
affixed to original.

(Public Document)

SANTANDER SECURITIES CORPORATION AND SUBSIDIARY

(A Wholly Owned Subsidiary of Santander BanCorp)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS	
Cash and cash equivalents	$16,160,268
Deposit with clearing broker	100,000
Securities owned–at fair value	34,184,167
Other receivables	10,514,710
Investment in limited partnership	200,000
Furniture, equipment and leasehold improvements–net	1,019,842
Goodwill	24,254,097
Intangible	1,500,000
Due from clearing broker	669,038
Other assets	2,563,027
TOTAL	$91,165,149
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 9,518,382
Obligations under capital leases	9,622
Subordinated borrowings from affiliates	43,000,000
Deferred income taxes	1,932,104
Total liabilities	54,460,108
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value; authorized, 400,000 shares; issued and outstanding, 240,000 shares	24,000,000
Retained earnings	12,705,041
Total stockholder's equity	36,705,041
TOTAL	$91,165,149

See notes to consolidated financial statements.

SANTANDER SECURITIES CORPORATION AND SUBSIDIARY
(A Wholly Owned Subsidiary of Santander Bancorp)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business—Santander Securities Corporation and subsidiary (the "Company") is a Puerto Rico corporation. On December 30, 2003 the Company became a wholly owned subsidiary of Santander Bancorp ("Bancorp") as a result of the acquisition of all the issued and outstanding common stock of the Company from Administración de Bancos Latinoamericanos Santander, S.L. ("ABLASA"), a wholly owned subsidiary of Banco Santander Central Hispano, S.A. The Company provides securities brokerage services and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and the Uniform Securities Act of Puerto Rico. The Company is exempt from the provisions of Rule 15c3-3 under Paragraph (k)(2)(ii) because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers. In addition, the Company provides portfolio management services through its wholly owned subsidiary, Santander Asset Management Corporation (the "Subsidiary"). The Subsidiary is a registered investment adviser under Section 203(c) of the Investment Adviser Act of 1940.

The following is a summary of the Company's most significant accounting policies:

Use of Estimates—In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Brokerage Income and Expenses—Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Securities Transactions—Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities Owned and Securities Sold, Not Yet Purchased—The Company acquires securities for trading. These securities owned are acquired and held principally for the purpose of selling them in the near term. Securities owned are carried at fair value and the resulting difference between cost and fair value is included in current results of operations.

Securities sold, not yet purchased, consist of trading securities sold but not held by the Company's own account. The Company is then obligated to purchase the securities at a future date. These securities are carried at fair value and are included as a liability in the accompanying consolidated statement of financial condition.

Investment Banking—Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Portfolio and Other Management and Advisory Fees—Revenues from portfolio and other management and advisory fees includes fees and advisory charges resulting from the asset management of certain funds, which are recognized as the services are performed.

Interest Income - Interest income on securities is recognized on a basis, which produces a constant yield over the term of the security.

Furniture, Equipment and Leasehold improvements—Furniture and equipment are stated at cost, less accumulated depreciation which is computed utilizing the straight-line method over the estimated useful lives of the assets which range between three to five years. Leasehold Improvements are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter. Gains or losses on dispositions are reflected in current operations. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense as incurred.

Goodwill—The Company accounts for goodwill under Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), *Goodwill and Other Intangible Assets*. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board ("APB") Opinion No.17, *Intangible Assets*. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their useful lives. Based on an independent assessment of the value of the Company's goodwill at September 30, 2004, it was determined that the Company's goodwill was not impaired.

Goodwill was recorded by the Company in connection with the acquisition of Merrill Lynch's retail brokerage business in Puerto Rico on February 25, 2000.

Intangible—During 2002, the Subsidiary acquired the rights to serve as the investment advisor for the First Puerto Rico Tax-Exempt Fund, Inc. (the "Fund"), a continuously offered, non-diversified, open-end management investment company, for $2,000,000. Under the agreement, the Company receives annual management fees from the Fund equal to .50% of the Fund's net assets value. This intangible is being amortized over a ten-year period, the estimated life of the Fund. Amortization for 2004 was $200,000.

Cash and Cash Equivalents—The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes—The Company uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Fair Value of Financial Instruments—Assets, including cash and cash equivalents and other receivables are carried at amounts that approximate fair value. Securities owned are valued at fair value using quoted market prices for actual or similar instruments. Accounts payable, accrued expenses and all payables are carried at amounts, which approximate fair value.

Recent Accounting Pronouncements which Affect the Company— The adoption of the following accounting pronouncements did not have a material impact on the Company's results of operations and financial condition:

- FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34";

- FASB Interpretation No. 46(R) ("FIN 46R"), "Consolidation of Variable Interest Entities—An Interpretation of ARB No. 51";

- SFAS No. 132 (R) (revised 2003), "Employer's Disclosures about Pensions and Other Post-Retirement Benefits—An Amendment of FASB Statements No. 87, 88, and 106";

- EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments".

2. SECURITIES OWNED

Securities owned at December 31, 2004, carried at fair value, are as follows:

United States Government and Agencies Obligations, $9,870 maturing within one to five years and $674,865 maturing after ten years, generally at fixed rates ranging from 3.25% to 10.00%	$ 684,735
Puerto Rico Government Obligations, $197,922 maturing within one to five years, $103,450 maturing within five to ten years and $922,078 maturing after ten years, generally at fixed rates ranging from 5.10% to 7.50%	1,223,450
Corporate Debt Securities, $25,000 maturing within one year, $1,018,340 maturing within five to ten years and $9,308,511 maturing after ten years, generally at fixed rates ranging from 1.25% to 6.25%	10,351,851
Corporate Equity Securities	21,924,131
Total securities owned	$34,184,167

3. OTHER RECEIVABLES

Other receivables consist primarily of non-interest bearing advances resulting in notes receivable from employees under employment agreements, with maturities which range from two to seven years.

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at December 31, 2004, consist of:

Furniture and equipment	$ 2,373,520
Leasehold improvements	703,524
Total	3,077,044
Less accumulated depreciation and amortization	2,057,202
Furniture, equipment and leasehold improvements, net	$ 1,019,842

5. SUBORDINATED BORROWINGS FROM AFFILIATES AND OTHER RELATED PARTY TRANSACTIONS

The borrowings under subordination agreements with Bancorp at December 31, 2004, amounted to $25,000,000, $12,000,000, $1,000,000, and $5,000,000, and bearing interest rates at 3.42%, 3.42%, 3.42% and 3.56%, respectively, and are due on March 22, 2005.

The subordinated borrowings described above, amounting to $25,000,000, $12,000,000, and $1,000,000 are available for computing the minimum net capital requirements under the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") (See Note 7). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. During 2004, interest on subordinated borrowings amounted to $1,090,280.

The Company paid $18,763 to an affiliate for operational and consulting services during the year ended December 31, 2004. Also, this affiliate leases branch space and equipment to the Company under an operating lease agreement renewed annually. For the year ended December 31, 2004, lease expense amounted to approximately $709,000. Future minimum rental payments of approximately $700,000 will be paid during 2005.

6. INCOME TAXES

The Company is subject to Puerto Rico income tax at statutory rates ranging from 20% to 39%. Under the provisions of the Puerto Rico Tax Reform Act of 1987, the Company is subject to regular tax or the alternative minimum tax, whichever is higher. Income on certain securities owned is exempt from Puerto Rico income tax.

At December 31, 2004, the Company has recognized a deferred tax asset amounting to $379,135 related to a deferred compensation plan and a deferred tax liability amounting to $2,311,239 which relates to the excess of the book basis over the tax basis of goodwill.

7. STOCKHOLDER'S EQUITY AND NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 and has elected to compute its regulatory net capital requirement in accordance with the alternative net capital computation. The Company has entered into a clearing agreement (the "Agreement") with Pershing LLC (the "Clearing Broker"), which is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission ("SEC"). The Clearing Broker has agreed to establish a separate reserve account for proprietary assets held by the Company so that the Company can treat these assets as allowable assets under SEC Rule 15c3-1. The Clearing Broker will perform a separate computation for proprietary accounts of the Company in accordance with the customer reserve computation set forth in SEC Rule 15c3-3 with various modifications. Under the alternative net capital computation, net capital, as defined, shall not be less than $250,000. At December 31, 2004, the Company had net regulatory capital, as defined, of $5,343,211, which was $5,093,211 in excess of its required regulatory net capital.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company is involved as plaintiff or defendant in a variety of routine litigation incidental to the normal course of business. Management believes, based on the opinion of legal counsel, that it has adequate defense with respect to such litigation and that any losses therefrom, would not have a material adverse effect on the consolidated results of operations or consolidated financial position of the Company.

Commitments

Under the terms of the Agreement, the Clearing Broker clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Company has agreed to maintain a deposit of $100,000 and to indemnify the Clearing Broker for losses that it may sustain for the Company's customers. As of December 31, 2004, there were no obligations to the Clearing Broker under this provision of the Agreement.

The Company leases office space under an operating lease agreement, which expires on November 2014. The future minimum lease payments under this operating lease follows:

Year	Amount
2005	$ 896,784
2006	896,784
2007	939,488
2008	939,488
2009	939,488
Thereafter	5,273,943
Total	$ 9,885,975

The Company has entered into a capital lease agreement for the acquisition of office equipment expiring in 2006. The minimum lease payments as of December 31, 2004, are as follows:

Year	Amount
2005	$ 6,709
2006	3,354
Total minimum lease payments	10,063
Less amounts representing interest at approximately 12.9%	441
Present value of future minimum lease payments	$ 9,622

9. EMPLOYEE BENEFIT PLAN

The Company has a deferred arrangement profit sharing 1165(e) plan, which became effective January 1, 1997. Under this plan, the Company makes contributions to match 50% of employees' allowable contributions as defined under the Internal Revenue Code of Puerto Rico. In addition, the plan provides for Company contributions based on compensation of eligible employees, as defined. The Company's contributions to the plan amounted to $410,984 in 2004. The Company's contribution becomes 100% vested once the employee attains five years of service.

* * * * * *